PERSONAL PROPERTY PURCHASE AND SALE AGREEMENT


     THIS AGREEMENT is made as of the 30th day of June, 1997, by and between DECADE PROPERTIES, INC. (hereinafter the "Seller") and CHARTHOUSE SUITES VACATION OWNERSHIP, INC. (hereinafter the
"Buyer").

     1. Personal Property. The Seller agrees to sell to the Buyer, and the Buyer agrees to purchase from the Seller, the Seller's interest in the personal property to the extent owned by the Seller which is located at and used in connection with the real estate known as 850 Bayway Boulevard, Clearwater Beach, Florida (hereinafter the "Personal Property").

     2. Purchase Price. The Purchase Price for the Personal Property shall be Eighty-one Thousand Four Hundred and No/100 Dollars ($81,400.00) payable at closing by execution of a Note in the form of attached Exhibit A secured by a Security Agreement in the form of attached Exhibit B and appropriate UCC Financing Statements for said Personal Property.

     3. "AS IS". It is understood and agreed that the Seller is not making any and has not at any time made any warranties or representations of any kind or character, expressed or implied, with respect to the Personal Property, including, but not limited to any warranties or representations as to merchantability, fitness for a particular purpose, title, latent or patent defects, valuations, or compliance of the Personal Property with governmental laws. The Buyer acknowledges and agrees that upon closing the Seller shall sell and convey to the Buyer and the Buyer shall accept the Personal Property "AS IS, WHERE IS, WITH ALL FAULTS."

     4. Closing. The transaction is to be closed as of June 30, 1997. The closing shall occur simultaneously with the closing of the real estate pursuant to that certain Real Estate Purchase and Sale Agreement executed on even date herewith. The Seller shall deposit with Quarles & Brady as Escrow Agent the properly executed Note, Security Agent and Financing Statements described in Paragraph 2 above. Notwithstanding that the Closing shall occur as of June 30, 1997, in the event that at least 76 Charthouse Suites Interests as more particularly described in that certain Prospectus dated ____________________ are not sold on or before June 29, 1998, said sale shall be rescinded and both parties shall put in the same position they would have been if the sale had not occurred. The Buyer shall pay any costs necessary in order to accomplish said recision.

     5. Closing Costs. The Buyer shall pay any taxes due in connection with the transfer of the Personal Property to the Buyer.

     6. Closing Prorations. Personal property taxes shall be prorated between the parties as of the date of closing, the date of closing shall accrue to the Seller. Personal property taxes shall be prorated based on the net general personal property taxes for the current year with the greatest discount, if known, otherwise on the net general personal property taxes for the preceding year with the greatest discount.

     7. No Assignment. The Buyer shall not be permitted to assign its rights in this Agreement without the prior written consent of the Seller.

     8.   Conveyance.  The Seller shall deliver at closing a Quit
Claim Bill of Sale for the Personal Property.

     IN WITNESS WHEREOF the parties hereto have caused this instrument to be duly executed as of the date first above written.

                              SELLER:

                              DECADE PROPERTIES, INC.


                              By:________________________________


                              BUYER:

                              CHARTHOUSE SUITES VACATION
                              OWNERSHIP, INC.


                              By:________________________________